333-83764-01

02046360

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
JUL 19 2002
1086

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002 7/1/2002

Telesystem International Wireless Corporation N.V.
(Translation of registrant's name into English)

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

World Trade Center, Strawinskylaan 707
107 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K contains the audited annual financial statements of Telesystem International Wireless (Latin America) Inc., a subsidiary of Telesystem International Wireless Corporation N.V.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDER AND BOARD OF DIRECTORS OF
TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

We have audited the accompanying consolidated balance sheets of Telesystem International Wireless (Latin America) Inc. as of December 31, 2001 and 2000, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholder's equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Telesystem International Wireless (Latin America) Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesystem International Wireless (Latin America) Inc., as at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Barbados
March 5, 2002

/s/Ernst & Young

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED BALANCE SHEETS

As at December 31,
(in thousands of U.S. dollars)

	2001 $	2000 $
ASSETS		
Current assets		
Cash	**81**	108
Other assets	**—**	94
Total current assets	**81**	202
Investment in joint venture company *[Note 3]*	**185,520**	224,676
	185,601	224,878
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**31**	58
Accounts payable to TIW group	**1,050**	65
Total current liabilities	**1,081**	123
SHAREHOLDER'S EQUITY		
Common shares, without par value, unlimited number authorized, 386,827,049 issued and outstanding	**386,827**	386,827
Deficit	**(90,324)**	(83,970)
Accumulated other comprehensive loss		
Cumulative translation adjustment [Note 3c]	**(111,983)**	(78,102)
Total shareholder's equity	**184,520**	224,755
	185,601	224,878

Contingencies *[Note 5]*

See accompanying notes

On behalf of the Board of Directors
on March 5, 2002 and signed on its behalf by;

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Years ended December 31,
(in thousands of U.S. dollars)

	2001 $	2000 $	1999 $
Costs			
General and administrative expenses	**1,079**	994	58
Operating loss	**(1,079)**	(994)	(58)
Interest expense	**—**	—	80
Share of losses of joint venture company	**(5,275)**	(22,633)	(48,571)
Net loss	**(6,354)**	(23,627)	(48,549)
Translation adjustment	**(33,881)**	(21,632)	(50,585)
Comprehensive loss	**(40,235)**	(45,259)	(99,134)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS (LATIN AMERICA) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(in thousands of U.S. dollars)

	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Net loss	**(6,354)**	(23,627)	(48,549)
Adjustments to reconcile net loss to cash used in operating activities			
Share of losses of joint venture company	**5,275**	22,633	48,571
Other assets	**94**	(63)	(21)
Accounts payable and accrued liabilities	**(27)**	16	14
Accounts payable to TIW group	**985**	63	(2,057)
Cash used in operating activities	**(27)**	(978)	(2,042)
INVESTING ACTIVITIES			
Funds invested in joint venture company	**—**	(122,048)	(98,106)
Cash used in investing activities	**—**	(122,048)	(98,106)
FINANCING ACTIVITIES			
Issuance of shares	**—**	123,040	99,267
Cash provided by financing activities	**—**	123,040	99,267
Increase (decrease) in cash and cash equivalents	**(27)**	14	(881)
Cash and cash equivalents, beginning of year	**108**	94	975
Cash and cash equivalents, end of year	**81**	108	94

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(in thousands of U.S. dollars)	Common Shares #	Common Shares $	Deficit $	Accumulated Other Comprehensive Loss $	Total Shareholder's Equity $
Balance as at December 31, 1998	164,520,100	164,520	(11,794)	(5,885)	146,841
Issuance of shares for cash	99,267,412	99,267	—	—	99,267
Net loss	—	—	(48,549)	—	(48,549)
Translation adjustment	—	—	—	(50,585)	(50,585)
Balance as at December 31, 1999	263,787,512	263,787	(60,343)	(56,470)	146,974
Issuance of shares for cash	123,039,537	123,040	—	—	123,040
Net loss	—	—	(23,627)	—	(23,627)
Translation adjustment	—	—	—	(21,632)	(21,632)
Balance as at December 31, 2000	386,827,049	386,827	(83,970)	(78,102)	224,755
Net loss	—	—	(6,354)	—	(6,354)
Translation adjustment	—	—	—	(33,881)	(33,881)
Balance as at December 31, 2001	386,827,049	386,827	(90,324)	(111,983)	184,520

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 1
DESCRIPTION OF BUSINESS

The Company's 48.9% equity investment in Telpart Celular Participações S.A. ("Telpart" or "joint venture Company") was made to acquire interests in cellular operations in Brazil. On July 29, 1998, Telpart acquired a 51.9% voting interest and a 19.3% equity interest in each of Telemig Celular Participações S.A., ("Telemig") and Tele Norte Participações S.A., ("Tele Norte"). Telemig and Tele Norte operate, through their subsidiaries, A-Band cellular telecommunications networks in the States of Minas Gerais and in five northern states of Brazil.

The Company is incorporated under the Laws of Barbados and licensed under the International Business Companies Act. It is a wholly-owned subsidiary of Telesystem International Wireless Corporation N.V. ("TIWC"), a company incorporated in the Netherlands. The Company's ultimate parent is Telesystem International Wireless Inc. ("TIW"), a company incorporated in Canada. The Company acts as a holding Company that indirectly holds TIW's participation in A-Band cellular operations in Brazil.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"]. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

INVESTMENTS
The Company consolidates TIW do Brasil Ltda. ("TIW do Brasil"), a wholly-owned holding Company.

The Company accounts for its investment in Telpart, in which TIW do Brasil has a 48.9% joint interest, under the equity method.

USE OF ESTIMATES
The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME TAXES
The Company follows the liability method in accounting for income taxes. Future tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not that future tax assets will not be realized.

The Company is licensed under the International Business Companies Act. The Company is not subject to tax liability for gains, which could result from the sale of certain assets, including its investment in joint venture company. As a result, no deferred tax asset was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

FOREIGN CURRENCY TRANSLATION
The U.S. dollar is the Company's functional currency. Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss.

Results of operations from subsidiaries and joint ventures, which report in currencies other than U.S. dollars, are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholder's equity.

RECENT ACCOUNTING DEVELOPMENTS
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company will apply Statement 142 beginning in the first quarter of 2002.

Effective January 1, 2002, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supercedes SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No.121, the new rules modify the criteria required to classify an asset as held-for-sale. SFAS No.144 also supersedes certain provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business requires expected future operating losses from discontinued operations to be separately reported in discontinued operations during the period in which the losses are incurred (rather than as of the measurement date as previously required by APB 30).

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY

[a] Continuity of investment

	2001 $	2000 $
Investment at equity, beginning of year	**224,676**	146,893
Funds invested and related costs	**—**	122,048
Share of losses	**(5,275)**	(22,633)
Translation adjustment	**(33,881)**	(21,632)
Investment at equity, end of year	**185,520**	224,676

The Company's investment in joint venture Company is owned through TIW do Brasil, the shares of which have been pledged to lenders of TIW.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [CONT'D]

[b] Summary financial information

Telpart

	2001 $	2000 $	1999 $
Current assets	**371,320**	399,954	287,626
Property, plant, equipment and other assets	**590,829**	603,992	514,032
Goodwill and other intangibles	**324,982**	408,412	478,654
Current liabilities (including short-term portion of long-term debt)	**181,392**	216,366	456,881
Long-term debt	**394,152**	399,019	192,659
Minority interest	**354,281**	367,386	366,316
Total revenues	**629,936**	668,008	459,549
Operating income	**112,461**	39,246	59,027
Net loss	**(10,791)**	(46,286)	(99,328)

Telpart's principal asset consists of its investment in Telemig and Tele Norte in each of which it has a 51,9% voting interest and a 19,3% equity interest, respectively. As part of these acquisitions on July 29, 1998 for R$944 million [$81? million], goodwill amounting to R$772 million [$665 million] was created which is being amortized over a period of 20 years and R$381 million [$328 million] of minority interest was accounted for. Telpart has also assumed a balance of purchase price of R$566 million [$487 million] payable in two consecutive equal installments in August 1999 and 2000. The balance beared interest at an annual rate of 12% plus an adjustment for inflation. Except for the above goodwill, debt and minority interest and their related amortization, interest and allocation of earnings, the consolidated assets, liabilities and results of operation originated principally from Telemig and Tele Norte.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [CONT'D]

[b] Summary financial information
Telemig and Tele Norte

The following financial information is extracted from the consolidated financial statements of Telemig and Tele Norte prepared in accordance with U.S. GAAP. Amounts are expressed in U.S. dollars and have been translated from denominated $R financial statements, using the closing rate of the related years for the balance sheet items and the yearly average rate for the income statement items.

Summary financial information for Telemig and Tele Norte is as follows:

	Telemig			Tele Norte		
	2001	2000	1999	2001	2000	1999
	$	$	$	$	$	$
Statement of Net Income (Loss) Data						
Revenues						
Services	363,926	356,332	249,188	196,870	195,300	153,630
Equipment	32,161	51,151	41,432	27,608	67,840	18,706
	396,087	407,483	290,620	224,478	263,141	172,336
Operating income	85,598	44,155	25,382	23,810	16,509	18,831
Interest income	(30,329)	(17,196)	(10,569)	(9,469)	(6,751)	(11,697)
Interest expense	25,673	23,824	11,309	24,538	10,266	3,357
Foreign exchange loss	25,923	13,383	15,164	18,303	7,435	6,916
Income before minority interest and taxes	64,331	24,145	9,748	(9,562)	5,559	20,255
Taxes	21,042	5,510	1,149	(2,307)	(840)	4,658
Minority interest	8,077	4,258	934	(1,510)	2,048	4,782
Cumulative effect of accounting change, net	(2,290)	—	—	(674)	—	—
Net income	37,502	14,377	7,665	(5,072)	4,351	10,816
Statement of Cash Flow Data						
Cash provided by (used in)						
Operating activities	103,235	82,051	59,329	37,450	41,209	39,126
Investing activities (substantially all capital expenditures)	(98,126)	(115,766)	(123,113)	(72,843)	(102,449)	(84,279)
Financing activities	54,629	90,278	112,788	3,159	113,530	39,293
Balance Sheet Data						
Cash and cash equivalent	180,608	142,835	96,828	38,856	84,528	38,293
Current assets	253,967	225,552	157,700	88,050	168,928	108,605
Property, plant and equipment	360,562	389,353	363,524	230,797	224,936	170,352
Total assets	722,362	728,592	649,742	359,138	434,450	315,090
Current liabilities	90,925	117,146	147,456	80,794	88,374	84,703
Long-term debt	263,685	223,121	97,809	130,466	167,209	42,873
Minority interest	37,182	38,080	38,829	28,343	35,765	38,924
Shareholders' equity	320,800	342,040	346,670	106,386	134,336	139,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [CONT'D]

[b] Summary financial information

Telemig and Tele Norte

The Company's share of losses of joint venture company include fees and costs charged to Telemig and Tele Norte for technical service provided by companies within the TIW group of related companies (the "TIW Group"). These fees and costs represented principally compensation of the TIW Group's employees involved directly in Telemig and Tele Norte's operations in areas such as engineering, information technology, marketing, human resources, finance, administration and other costs incurred by the TIW Group on behalf of Telemig and Tele Norte. Such fees and costs totaled $1.3 million in 2001 [$4.3 million in 2000]. These fees remained unpaid as at December 31, 2001.

Property Plant and Equipment

	Telemig			Tele Norte		
	Cost $	Accumulated depreciation $	Carrying value $	Cost $	Accumulated depreciation $	Carrying value $
December 31, 2001						
Land and buildings	28,599	7,790	20,809	5,736	747	4,989
Network equipment	448,403	206,155	242,249	242,731	75,481	167,250
Other equipment	104,068	40,361	63,706	50,276	15,905	34,371
Construction-in-progress	33,798	—	33,798	24,187	—	24,187
	614,868	254,306	360,562	322,930	92,134	230,797
December 31, 2000						
Land and buildings	29,360	6,509	22,851	3,070	326	2,744
Network equipment	444,368	171,529	272,839	193,557	69,620	123,937
Other equipment	95,070	36,384	58,686	55,322	15,650	39,672
Construction-in-progress	35,070	—	35,070	58,582	—	58,582
	603,868	214,515	389,353	310,531	85,596	224,935

The amount of interest capitalized as part of property, plant and equipment is $3.2 million and $3.6 million and $2.6 million and $4.6 million for Telemig and Tele Norte respectively, for the years ended December 31, 2001 and 2000, respectively.

Short-term debt

		Telemig		Tele Norte	
	Institution	2001 $	2000 $	2001 $	2000 $
U.S. dollar denominated, quarterly interest of 11.8% to 13.9%, through January 2001	Citibank Safra Bank	—	**5,017**	—	—
Total		—	**5,017**	—	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [Cont'd]

[b] Summary financial information

Long term debt

Telemig	Institution	2001 $	2000 $
U.S. dollar denominated, unsecured, interest and principal due semi-annually through October 2003, interest at LIBOR plus 1% (LIBOR was 1.92% at December 31, 2001).	EDC	**13,474**	23,369
U.S. dollar denominated, outstanding balance includes foreign exchange adjustments and bears annual interest at Libor plus 5.4%. The interest payments are due semi-annually and the principal due in November, 2005.	Dresdner Bank	**10,043**	10,033
Brazilian Reais facilities, adjusted by the long-term interest rate (TJLP) plus 3.8% per year. The interest payments are due quarterly beginning in September 2001 and the principal is due in November, 2005.	BNDES	**89,994**	101,201
Brazilian Reais facilities, adjusted by the long-term monetary Unit (UMBNDES) plus 3.8% per year. The interest payments are due quarterly until October 2002 and monthly beginning November 2002, with final installment due in January 2006.	BNDES	**25,981**	—
U.S. dollar denominated, unsecured, interest at LIBOR plus 4.875. The interest is due on a semi-annual basis. Principal is due on a semi-annual basis beginning April 2003, with final installment due in April 2006.	EDC Nortel	**141,602**	91,302
U.S. dollar denominated, outstanding balance includes foreign exchange adjustments and bears annual interest at LIBOR plus 5.6%. The interest is due on a semi annual basis, with the entire principal due in September 2003.	BCI Alcatel	**11,750**	11,739
Other	—	**1,633**	2,200
Total		**294,476**	239,844
Less current portion		**(30,791)**	(16,722)
Long-term portion		**263,685**	223,121

Tele Norte	Institution	2001 $	2000 $
U.S. dollar denominated, unsecured, interest and principal due semi-annually through March 2003, interest at LIBOR plus 0.4%. (LIBOR was 1.92% at December 31, 2001)	ABN AMRO/ Ericsson	**7,474**	12,987
U.S. dollar denominated, unsecured, interest and principal due semi-annually through December 2004, interest at LIBOR plus 5.75%.	EDC	**18,830**	25,083
U.S. dollar denominated, unsecured, interest and principal due semi-annually through September 2003, interest at LIBOR plus 4.15%.	BBA Bank/ Ericsson	**21,089**	21,069

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [Cont'd]

[b] Summary financial information

Long-term debt

Tele Norte	Institution	2001 $	2000 $
U.S. dollar denominated, unsecured, interest at LIBOR plus 3.925%, interest and principal due semi-annually beginning in April 2002 until October 2005.	OPIC	**50,213**	50,176
Brazilian Reais facilities, interest at LIBOR plus 3.8%, interest and principal due quarterly beginning in October 2001 until December 2005.	BNDES	**51,803**	69,565
Brazilian Reais facilities, adjusted by the long-term monetary Unit (UMBNDES) plus 3.8% per year. The interest payments are due quarterly until October 2002 and monthly beginning November 2002, with final installment due in January 2006.	BNDES	**23,582**	—
Other	—	**245**	142
Total		**173,237**	179,022
Less current portion		**(42,771)**	(11,812)
Long-term portion		**130,460**	167,209

Minimum annual principal repayments of all long-term debt during the next four years as at December 31, 2001 are as follows:

	Telemig $	Tele Norte $
2003	88,926	60,826
2004	72,900	37,697
2005	80,908	31,420
2006	20,952	523
Total	263,685	130,466

The financing contracts obtained from the BNDES, the Export and Development Corporation - EDC have covenants related to the destination of funds as specified in the contracts and the maintenance of principally balance sheet ratios. If an event default occurs, such long term financing may have their due dates anticipated. At December 31, 2001 all covenants were met or modified or waived by the financial institution. The contracts with BNDES are secured by accounts receivable equivalent to 1.5 times the highest monthly installment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 3
INVESTMENT IN JOINT VENTURE COMPANY [Cont'd]

[b] Summary financial information

COMMITMENTS
At December 31, 2001, Telemig and Tele Norte had capital expenditure commitments of $13.4 million and $12.6 million respectively, related to the continuing expansion and modernization of the network.

Telemig and Tele Norte rent certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was $6.7 million, $6.6 million and $7.9 million for Telemig and $3.4 million, $3.5 million and $2.5 million for Tele Norte for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2001.

	Telemig $	Tele Norte $
2002	3,948	1,978
2003	3,409	1,815
2004	2,367	1,289
2005	931	663
2006 and after	1,938	408
Total minimum payments	12,592	6,153

Telemig's and Tele Norte's concessions require that certain network coverage requirements and service quality milestones be met to continue to be valid and permit them to operate.

Contingencies

ICMS TAX ON MONTHLY FEES AND ADDITIONAL SERVICES
Telemig and Tele Norte believe that the ICMS [Imposto sobre Circulação de Mercadorias e Serviços], a state value-added tax, relates to telecommunications services and therefore that the application of ICMS on monthly fees or rentals lacks legal support, as these do not constitute telecommunications services. In December 1998, they filed an injunction with the State Treasury Department and therefore stopped remitting the ICMS on monthly fees and additional services to the state government

On December 31, 2000, based upon its tax consultant opinion, Telemig re-evaluated the amount of its provisions for contingencies related to the charges of ICMS before the agreement 69/89, and reversed $8.6 million. The balance of the provision for monthly fees, activation fees and rentals above mentioned is $63.2 million ($48.0 million in 2000), net of escrow deposits in the amount of $60 million in 2001 ($44.6 million in 2000). On December 31, 2000, Tele Norte has decided to record a provision for contingencies. The provisions are $24.6 million as at December 31, 2001 ($19.8 million in 2000), net of escrow deposits in the amount of $21.3 million as at December 31, 2001 ($15.5 million in 2000).

[c] *Cumulative translation adjustment*

During 2001 and 2000, the Brazilian Real depreciated against the U.S. dollar. As at December 31, 2001, the exchange rate to Brazilian Real was $0.43 for R$1 [$0.51 and $0.56 as at December 31, 2000 and 1999, respectively]. Such devaluations have reduced the carrying value of the Company's investment in Brazil by $33.9 million [$21.6 million in 2000].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 4
FINANCIAL INSTRUMENTS

FAIR VALUE
The carrying amounts of cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The fair value of Joint Venture Company cannot readily be determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
[All tabular amounts are in thousands of U.S. dollars]

NOTE 5
CONTINGENCIES

On July 13, 2000, TIW and other partners initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart affected by one of the partners, which, according to TIW and other partners, contravened the general telecommunications law and breached certain agreements. The restructuring by this partner had no impact on the management and operations of Telpart and its subsidiaries. As a result, the Company continues to exercise joint control of Telpart. The Company cannot predict the outcome of the legal proceedings and the ability of the Company to exercise joint control of Telpart will be reassessed by management based upon the outcome of the legal proceedings and any new arrangements that might be put in place. The outcome of these legal proceedings may also affect the Company's ability to realize on the assets.

Tele Norte has financing arrangements, which are governed by financial ratio covenants. As a result of the significant devaluation of the Brazilian Real in 2001, the Company estimates that certain of these financial ratios may not be met as at December 31, 2001. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of certain debts of Tele Norte in Brazil. This could impair the value of the Company's investment in joint venture Company and the Company's ability to realize on such asset.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

By: ______________________

Name: Cian Ravenhorst

Title: managing director

Date: July 16 2002